02006625

SE[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49735

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIRKS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 EAST 53rd STREET
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JESSE DIRKS 212-832-2990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARX, LANGE, GUTTERMAN LLP
(Name — *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/22

OATH OR AFFIRMATION

I, JESSE DIRKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIRKS & COMPANY, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

A. JOSEPH TANDET
Notary Public, State of New York
No. 31-9278600
Qualified in New York County
Commission Expires Dec. 31, ~~19~~ 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Dirks & Company, Inc.

We have audited the statement of financial condition of Dirks & Company, Inc. (an S Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dirks & Company, Inc., as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
February 13, 2002

Dirks & Company, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 115,189
Receivables from brokers and dealers	270,810
Securities owned, at market value (Note 1)	129,880
Property and equipment, at cost less accumulated depreciation of $117,981	66,325
Employee advances	28,300
Other assets	77,642
	$ 688,146

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Payable to brokers	$ 202,680
Accounts payable, accrued expenses and other liabilities	57,004
Total liabilities	259,684

Commitments and contingencies (Note 4)

Shareholder's equity

Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	2,000
Additional paid-in capital	5,695,125
Deficit	(5,268,663)
Total shareholder's equity	428,462
	$ 688,146

The accompanying notes are an integral part of these financial statements.

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

1. **Organization**

The Company was incorporated in the State of New York on March 12, 1996 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company has offices in New York and Connecticut.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers, participating in underwriting syndicates and trading securities for its own account.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at their market value.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. **Summary of Significant Accounting Policies (continued)**

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the Internal Revenue Code and New York State Corporation Franchise Tax Law effective January 1, 2000. Under these provisions, the shareholder is taxed directly on her proportionate share of income. Therefore, no provision has been made for Federal and New York State income taxes. This election is not allowable for New York City corporation tax purposes and therefore a provision has been included in the financial statements.

Employee Advances

Employee advances consists of short term advances to commission salespersons against future commissions to be earned.

Other Assets

Other assets consist of security deposits and other assets.

3. **Securities Sold, But Not Yet Purchased**

Marketable securities sold, but not yet purchased consist of trading and investment securities at quoted market values.

4. **Commitments and Contingencies**

The Company leases space for its New York and Connecticut offices on a month-to-month basis.

The Company is contingently liable for losses incurred by its clearing broker from defaults in the payment of funds or delivery of securities by any introduced customer account.

In the normal course of business, the Company enters into syndication and underwriting commitments. Transactions relating to such commitments that were open at December 31, 2001 and that were subsequently settled had no material effect on the financial statements.

5. **Employee Benefits**

The Company provides a 401(k) plan for all eligible employees. Although the Plan provides for the Company to make matching contributions, none were made in 2001.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $231,352 which was $131,352 in excess of its required net capital of $100,000. The Company's net capital ratio was .25 to 1.

7. **Concentrations of Credit Risk**

Customer transactions are cleared principally through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the other broker-dealers may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations. The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

DIRKS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Dirks & Company, Inc.

We have audited the statement of financial condition of Dirks & Company, Inc. (an S Corporation) as of December 31, 2001, and have rendered our report dated February 13, 2002. We have also audited the accompanying statement of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dirks & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 13, 2002

DIRKS & COMPANY, INC.
Statement of Operations
Year Ended December 31, 2001

Revenues	
Commissions	$ 939,814
Trading losses	(53,122)
Syndicate and underwriting income	311,459
Other income	114,197
	1,312,348
Expenses	
Salaries, commissions and employee benefits	1,251,398
Clearing fees, including floor brokerage	192,160
Syndication costs and expenses	205,766
Communications	351,476
Office expenses	78,235
Travel and entertainment	27,477
Regulatory fees	61,812
Occupancy and equipment rental	187,984
Professional fees	172,519
Interest expense	15,491
State and local income taxes	1,145
Other operating expenses	62,804
	2,608,267
Net loss	$ (1,295,919)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2001

	Total	Common Stock	Additional Paid-in Capital	Deficit
Balance, January 1, 2001	$ 535,752	$ 2,000	$ 4,506,496	$ (3,972,744)
Capital contributed	1,188,629	—	1,188,629	—
Net loss	(1,295,919)	—	—	(1,295,919)
Balance, December 31, 2001	$ 428,462	$ 2,000	$ 5,695,125	$ (5,268,663)

The accompanying notes are an integral part of these financial statements.

DIRKS & COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (1,295,919)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	32,357
Decrease in receivables from broker and dealers	20,483
(Increase) in securities owned, at market value	(72,313)
Decrease in employee advances	21,348
Decrease in other assets	8,886
Increase in payable to brokers	62,845
(Decrease) in securities sold, but not yet purchased, at market value	(17,094)
(Decrease) accounts payable, accrued expenses and other liabilities	(12,535)
Net cash used in operating activities	(1,251,942)
Cash flows from investing activities:	
Acquisition of property and equipment	(18,834)
Cash flows from financing activities:	
Capital contributed	1,188,629
Net decrease in cash and cash equivalents	(82,147)
Cash and cash equivalents, beginning of year	97,336
Cash and cash equivalents, end of year	$ 115,189
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 15,491
Cash paid during the year for income taxes	$ NONE

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of New York on March 12, 1996 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company has offices in New York and Connecticut.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers, participating in underwriting syndicates and trading securities for its own account.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at their market value.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the Internal Revenue Code and New York State Corporation Franchise Tax Law effective January 1, 2000. Under these provisions, the shareholder is taxed directly on her proportionate share of income. Therefore, no provision has been made for Federal and New York State income taxes. This election is not allowable for New York City corporation tax purposes and therefore a provision has been included in the financial statements.

Employee Advances

Employee advances consists of short term advances to commission salespersons against future commissions to be earned.

Other Assets

Other assets consist of security deposits and other assets.

3. Securities Sold, But Not Yet Purchased

Marketable securities sold, but not yet purchased consist of trading and investment securities at quoted market values.

4. **Commitments and Contingencies**

The Company leases space for its New York and Connecticut offices on a month-to-month basis.

The Company is contingently liable for losses incurred by its clearing broker from defaults in the payment of funds or delivery of securities by any introduced customer account.

In the normal course of business, the Company enters into syndication and underwriting commitments. Transactions relating to such commitments that were open at December 31, 2001 and that were subsequently settled had no material effect on the financial statements.

5. **Employee Benefits**

The Company provides a 401(k) plan for all eligible employees. Although the Plan provides for the Company to make matching contributions, none were made in 2001.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $231,352 which was $131,352 in excess of its required net capital of $100,000. The Company's net capital ratio was .25 to 1.

7. **Concentrations of Credit Risk**

Customer transactions are cleared principally through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the other broker-dealers may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations. The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **DIRKS & COMPANY, INC.** **as of DECEMBER 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$428,462	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			428,462	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$428,462	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$172,267	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges	3,275	3610	(175,542)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$252,920	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	19,482	3734		
	D. Undue Concentration	2,086	3650		
	E. Other (List)		3736	(21,568)	3740
10.	Net Capital			$231,352	3450

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	DIRKS & COMPANY, INC.	as of DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 3,800	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$100,000	3760
14. Excess net capital (line 10 less 13)			$131,352	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$225,652	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 57,004	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 57,004	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			% .25	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% --	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25. Excess net capital (line 10 less 24)	$ N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

DIRKS & COMPANY, INC.
Reconciliation of Supplementary Schedule 1 Computation under Rule 15c3-1 with the Company's Computation included in Form X-17A-5 as of December 31, 2001

	Net Capital	Aggregate Indebtedness
As reported in the Company's part II (unaudited) FOCUS report	$ 230,740	$ 60,881
Adjustments to:		
Accounts payable, accrued expenses and other liabilities	3,877	(3,877)
Security haircuts and other deductions	(3,265)	—
	$ 231,352	$ 57,004

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

The Board of Directors and Shareholder of
Dirks & Company, Inc.

In planning and performing our audit of the financial statements of Dirks & Company, Inc., for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g), (l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dirks & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Marx, Lange, Gutterman LLP

New York, New York
February 13, 2002